September 9, 2011

By email to vaughnk@sec.gov

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:         Kearny Financial Corp.
File No. 000-51093

Dear Mr. Vaughn:

We respectfully present for your consideration as Exhibit I an updated core deposit analysis prepared by FinPro, Inc. (“FinPro”) relating to Kearny Financial Corp’s (“KRNY”, “Company”) acquisition of Central Jersey Bancorp (“CJBK”).  This amended analysis, dated September 9, 2011, was prepared by FinPro based upon the final set of mutually agreeable assumptions that were identified during our conference call on Thursday, September 8th.   As discussed, the application of those assumptions in the final analysis resulted in a core deposit intangible totaling $902,610.

The Company has evaluated the materiality of the impact of this adjustment to the balance sheet and income statement for the periods ended December 31, 2010, March 31, 2011 and June 30, 2011.  The results of that evaluation are summarized in Exhibit II.  Based upon that evaluation, and subject to the SEC’s non-objection, the Company proposes to record the recognition of the core deposit intangible, as well as the “scheduled” amortization of that intangible since acquisition, during the quarter ended June 30, 2011.  In doing so, the Company acknowledges the immaterial misstatements within its financial statements for the periods noted in Exhibit II.

We appreciate the opportunity to work cooperatively with the SEC in resolving this matter and hope that you find the exhibits and proposals included herewith to be acceptable after review.

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Finally, we understand that the subject of the core deposit intangible resulting from our acquisition of CJBK was one of several concerns raised by the SEC in their comment letters to the Company dated March 29, 2011 and June 30, 2011.  Having previously responded to each of those other matters, and in light of the imminent filing of our Form 10-K for the year ended June 30, 2011, we look forward to receiving confirmation that our responses are acceptable to the SEC and no additional information is required relating to those matters at this time.

If you require any further information regarding the foregoing matters, please do not hesitate to call me at (973) 244-4024.

Sincerely,

/s/ Eric B. Heyer
Eric B. Heyer
Senior Vice President and Chief Financial Officer

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Exhibit I

Core Deposit Study for Central Jersey Bank (UPDATED)

Prepared for Kearny Financial Corp by
FinPro, Inc.

September 9, 2011

Mr. Eric Heyer
Chief Financial Officer
Kearny Financial Corporation (MHC)
120 Passaic Avenue
Fairfield, NJ 07004

RE:  Core Deposit Study for Central Jersey Bank

Dear Mr. Heyer:

Pursuant to our discussions, FinPro has amended its December 11, 2010 Core Deposit Study for Central Jersey Bank (“Central Jersey”).  The amendment was necessary due to an adjustment to the beginning balance of DDA accounts, the elimination of acquisition cost and an adjustment to the assumed branch operating costs.  This amended study was prepared for the purpose of the accounting designation of the identified core deposit intangible and replaces all prior documents and work papers.  Deposit files were provided as of November 30, 2010.

FinPro has not been unduly influenced by the Bank, personnel of the Bank or any agent connected with the Bank.

In preparing our study, we relied upon, and assumed the accuracy and completeness of, financial and other information provided to us by the Bank, Central Jersey, Morningstar and other sources deemed relevant.  We did not independently verify the financial statements or the other information provided.

There are limitations to this study.  FinPro compiled this study based upon the current interest rate environment.  A material future shift in interest rates could affect the stability of the deposits analyzed.

As of this date, based upon the modification of assumptions it is FinPro’s opinion that the core deposit intangible was $902,610 at November 30, 2010.

Sincerely,

/s/ Dennis E. Gibney

Dennis E. Gibney, CFA
Managing Director
FinPro, Inc.

20 Church Street ● P.O. Box 323 ● Liberty Corner, NJ 07938-0323 ● Tel:  908.604.9336 ● Fax: 908.604.5951
finpro@finpronj.com ● www.finpronj.com

Kearny Financial Corporation (MHC)                                                                                                                                          Page:  2

Core Deposit Intangible (CDI)

CDI Calculation Methodology

The analytical approach used to determine the value of the identified deposit intangible involves two steps.  The first is the estimation of the useful age of the deposits, or attrition rate.  All other things being equal, higher attrition rates would translate to a lower deposit intangible.

The second step is to determine the alternative funding rates for the core deposits as well as assumptions regarding costs of the core deposits, fee income on core deposits, tax rate, and a discount rate to establish a present value for the cash flows.

Deposit Attrition Rates

The Bank’s management provided the date each individual core deposit account was opened.  The dates were used to calculate the weighted average life of core deposits as of November 30, 2010.  The table below shows the weighted average age, in years, of each core deposit category.  Note that public funds accounts and inter-company accounts were excluded from this analysis.

Kearny Financial Corporation (MHC)                                                                                                                                          Page:  3

The following table provides the core deposits by category with the attrition rate utilized for the analysis.  FinPro assumed a 5% deposit shock on the first day.  The attrition rates were calculated based upon the weighted average age of the product by category.  FinPro capped the attrition rate at 25% and floored it at 8%, with the exception of club accounts.

Cash flow streams based upon the attrition rates are calculated each year to represent the result of acquiring the lower costing deposit base versus the cost of alternative funding vehicles, in this case fixed rate FHLB advances.  The alternative fixed rate FHLB advance funding cost is matched to the remaining balance per deposit category for each projected year.  The noninterest expense and noninterest income associated with these core deposits is also factored into the cash flows.  A discount rate is then utilized to present value the cash flow streams.

Assumptions

The following sources were utilized to develop the assumptions.

Kearny Financial Corporation (MHC)                                                                                                                                          Page: 4

In arriving at the branch service fee income, FinPro reviewed Central Jersey’s GL for the eleven months ended November 30, 2010 and calculated the fee income as a percentage of non-time deposits.

Noninterest expense attributable to the deposits was estimated using a branch profitability analysis compiled as of December 31, 2008.  The resulting expense was determined to be $414 thousand per branch.  As part of discussions with representatives of the SEC, the Bank has identified additional direct costs related to the core deposits that were not originally captured in the initial analysis.  These direct costs include FDIC insurance and electronic data processing expenses.  The FDIC insurance cost was estimated as 7.19 bps. of deposits; the level of the assessment applicable to the Bank’s deposits based upon its current risk profile which has improved from Central Jersey’s prior risk profile.  Estimated electronic data processing cost is based upon the portion of Central Jersey’s service provider expenses applicable to core deposits as documented by invoices near the closing date of the acquisition.  The resulting additional costs were estimated to total $684,803; $234,846 in FDIC insurance expense and $449,957 in electronic data processing cost.  Combined with the original branch expense of $5,382,000, the total cost is $6,066,803.

Additionally, based upon discussions with the SEC, the Bank and the Bank’s auditor, it was determined that a portion of the noninterest expense should be allocated to the loan function to capture the cross sale opportunity to core deposit customers and other lending benefits.  Central Jersey did not have a cost center or transfer pricing model in place.  Therefore, cost allocation needs to be accomplished at a higher level.  Multiple allocation methods were considered and each method had its flaws.  The method deemed the least objectionable by the group was an allocation method based upon head count.

Based upon the personnel schedule provided to FinPro in May 2010, CJBK employed a total of 132 personnel in lending and deposit gathering functions.  The following table provides a breakout.

FinPro applied the 82.6% cost allocation to the $6,066,803 million in branch costs and arrived at allocated branch costs of $5,009,709.

Other assumptions are detailed on the following page.

Kearny Financial Corporation (MHC)                                                                                                                                          Page: 5

Kearny Financial Corporation (MHC)                                                                                                                                          Page: 6

The value of the core deposits was $902,610, or 0.28% of core deposits, as of November 30, 2010.

FinPro considered whether there was any economic benefit to a tax shield provided by the amortization of the core deposit intangible.  However, the acquisition of Central Jersey did not result in the changing of tax basis for income tax purposes and as a result the amortization of the core deposit intangible does not provide an additional tax benefit.  Therefore, the core deposit intangible amount is $902,610.

Kearny Financial Corporation (MHC)                                                                                                                                          Page:  7

Based upon the 4.6 weighted average life of the core deposits shown in Figure 1, FinPro determined the 10 year sum-of-the-years-digits amortization method was the most appropriate as the weighted average age of the core deposit intangible using this amortization method would be 4.0 years.

Exhibit II

SAB 99 “Materiality” Analysis